Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

February 22, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Samantha Brutlag

Attorney, Disclosure Review Office

BlackRock 2022 Global Income Opportunity Trust

Registration Statement on Form N-2

File Nos. 333-214922; 811-23218

Dear Ms. Brutlag:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representative of the prospective underwriters of the securities covered by the above-captioned Registration Statement, hereby joins in the request of BlackRock 2022 Global Income Opportunity Trust that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 12:00 p.m., Eastern Time, on February 23, 2017, or as soon thereafter as practicable.

Sincerely,

MORGAN STANLEY & CO. LLC

As Representative of the several Underwriters

By:	/s/ Michael Occi
Name:	Michael Occi
Title:	Executive Director